

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 22, 2010

Mr. Lindsay A. Hall
Chief Financial Officer
Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, BC V6C 2X8

> **Re: Goldcorp Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-12970**

Dear Mr. Hall:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief